Exhibit 17.1

Warwick Bartlett

Rose Cottage

28 Bowling Green Road

Castletown

Isle of Man

IM9 1EB

British Isles

Friday 4th March 2022.

Grant Johnson

Chief Executive

Esports Entertainment Group, Inc.

Block 6 Triq Paceville

St Julians

Birkirkara

Malta

Dear Grant

Please accept this letter as notification that I offer my resignation as an independent director of Esports Entertainment Group, Inc. and all other positions with the Company to which I have been assigned, regardless of whether I served in such capacity effective as of 4th March 2022.

I have enjoyed working with the board this last year and I wish GMBL every success going forward.

Yours sincerely,

Warwick W Bartlett